NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 26, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on August 15, 2022; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on August 15, 2022. Ribbit LEAP, Ltd. announced that, due to its anticipated inability to consummate an initial business combination within the time period required by its Amended and Restated Certificate of Incorporation, the Company intends to dissolve and liquidate in accordance with the provisions of its Amended and Restated Certificate of Incorporation and will redeem all of the outstanding shares of Class A common stock that were included in the units issued in its initial public offering, at a per-share redemption price of approximately $10.02. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 15, 2022.